UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: September 4 1 to October 1, 2009
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ..

SIGNATURES
EXHIBIT INDEX
EX-99.1: Qatargar 2 Trains B starts LNG production
EX-99.2: Total acquires stake in Tobermory discovery, United Kingdom
EX-99.3: Start-up of production of the Tombua and Landana fields, Angola
EX-99.4: C.Paris de Bollardiere appointed Company Secretary of Total S.A
EX-99.5: Total, GDF SUEZ and Photovoltech join IMEC's silicon solar cell research program
EX-99.6: Greater Bongkot South gas sales agreement signed, Thailand
EX-99.7: Total, Ecole Polytechnique Engineering School and the French National Center for Scientific Research Partner in Photovoltaic Solar Applications

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: October 2, 2009	By:	/s/ Jérôme Schmittt
Name : Jérôme SCHMITT
Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1	Qatargas 2 Train B starts LNG production (September 9, 2009)

➢	EXHIBIT 99.2:	United Kingdom : Total acquires stake in Tobermory discovery (September 9, 2009)

➢	EXHIBIT 99.3:	Angola: Start-up of production of the Tombua and Landana fields (September 9, 2009)

➢	EXHIBIT 99.4:	Charles Paris de Bollardière Appointed Company Secretary of Total S.A. (September 17, 2009)

➢	EXHIBIT 99.5:	Total, GDF SUEZ, and Photovoltech join IMEC’s silicon solar cell research program (September 21, 2009)

➢	EXHIBIT 99.6:	Thailand: Greater Bongkot South gas sales agreement signed (September 22, 2009)

➢	EXHIBIT 99.7:	Total, France’s Ecole Polytechnique Engineering School and the French National Center for Scientific Research Partner in Photovoltaic Solar Applications (September 29, 2009)